Contact

www.linkedin.com/in/abby-berens-md-8634245 (LinkedIn)
www.nulook4u.com (Company)

Top Skills

Sales Management
Public Speaking
Strategic Planning

Certifications

Member
Member
Fellow
Senior Aviation Medical Examiner

Abby Berens MD

Past President at Broward County Medical Association
Fort Lauderdale, Florida, United States

Summary

Specialties: Dermatologic and Cosmetic Laser Surgery.
Skin Cancer Surgery
Hair Restoration Surgery
Fellow of the American Academy of Family Physicians
Senior Federal Aviation Medical Examiner
Member International Society of Hair Restoration Surgery
Member American Academy of Cosmetic Surgery

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Experience

Abram Berens MD
Owner

Broward County Medical Association
10 years 9 months

Chairman of the Board of Trustees
January 2025 - Present (9 months)

Member Board Of Trustees
September 2018 - Present (7 years 1 month)
Fort Lauderdale, Florida

Member Board Of Directors
January 2015 - Present (10 years 9 months)
Fort Lauderdale, Florida

President
November 2020 - November 2021 (1 year 1 month)
Fort Lauderdale, Florida

Nova Southeastern University
Assistant Clinical Professor Medicine
April 2017 - Present (8 years 6 months)

Assistant Clinical Professor of Medicine

Education

University of Miami Leonard M. Miller School of Medicine
Doctor of Medicine (M.D.), Medicine